CLARK CORPORATE LAW GROUP LLP		3273 E. Warm Springs Las Vegas, NV 89120	200 S. Virginia St., 8th Floor Reno, NV 89501
Telephone: 702-312-6255
Bryan R. Clark^	Joe Laxague		Facsimile: 702-944-7100
Christopher T. Clark	Scott P. Doney		Email: jlaxague@clarkcorporatelaw.com
Richard T. Cunningham^^

August 7, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention:  John Reynolds

Re:

Oaxaca Resources Corp.

Registration Statement on Form S-1

Filed July 25, 2014

File No. 333-196921

Dear Mr. Reynolds:

I write on behalf of Oaxaca Resources Corp., (the “Company”) in response to Staff’s letter of August 6, 2014, by John Reynolds, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed July 25, 2014, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

USE OF PROCEEDS, PAGE 10

1.

WE NOTE THAT THE NARRATIVE FOR FOOTNOTE 3 INDICATES THAT NONE OF THE PROCEEDS OF THE OFFERING WILL BE USED TO PAY LEGAL, ACCOUNTING OR COMPLIANCE COSTS. PLEASE EXPLAIN THE ADDITION OF LEGAL AND ACCOUNTING COSTS TO THE USE OF PROCEEDS PRIORITY TABLE ON PAGE 11.

In response to this comment, the Company has deleted the reference to legal, accounting, and compliance costs from the use of proceeds priority table on page 11.

FINANCIAL STATEMENTS, PAGE 28

NOTE 7. SUBSEQUENT EVENTS, PAGE F-11

2.

WE NOTE YOUR REVISED SUBSEQUENT EVENT FOOTNOTE STATES YOU EVALUATED SUBSEQUENT EVENTS THROUGH JUNE 6, 2014, THE DATE OF YOUR AUDIT REPORT. PLEASE NOTE ASC 855-10-25-1(A) REQUIRES YOU TO EVALUATE THE SUBSEQUENT EVENTS THROUGH THE DATE YOUR FINANCIAL STATEMENTS WERE ISSUED OR AVAILABLE TO BE ISSUED. SEE ASC 855-10-S99-2 FOR GUIDANCE ON WHEN FINANCIAL STATEMENTS ARE DETERMINED “ISSUED.” PLEASE FURTHER REVISE YOUR DISCLOSURE TO COMPLY WITH THIS GUIDANCE AND DISCLOSE THE DATE THROUGH WHICH YOU HAVE EVALUATED SUBSEQUENT EVENTS AS THE DATE THE FINANCIAL STATEMENTS WERE ISSUED OR AVAILABLE TO BE ISSUED.

^Also admitted in Colorado and District of Columbia

^^ Also admitted in Washington

In response to this comment, the Company has amended Footnote 7(c) to its financial statements to read as follows:

“Subsequent events were evaluated through June 6, 2014, the date the financial statements were issued.”

MANAGEMENT DISCUSSION AND ANALYSIS, PAGE 29

OPERATING BUDGET FOR THE FISCAL YEAR ENDING APRIL 30, 2015, PAGE 29

3.

WE NOTE YOUR RESPONSE TO COMMENT 17 IN OUR LETTER DATED JULY 15, 2014. PLEASE REVISE TO DISCLOSE THE CATEGORIES OF EXPLORATION EXPENSES TO WHICH YOU REFER AND CLARIFY WHETHER THE PROCEEDS FROM THE OFFERING WILL BE USED EXCLUSIVELY FOR SUCH EXPLORATION EXPENSES.

In response to this comment, the Company has amended the second paragraph under the Operating Budget table to read as follows:

“Assuming the maximum amount of our offering of shares is sold the net proceeds of the offering of $12,750 will be expended exclusively on exploration expenses during our initial exploration program or during future exploration programs. See “Initial Exploration Budget” above for a description of exploration expenses.”

The categories of exploration expenses are detailed in the “Initial Exploration Budget” table disclosed earlier in the Registration Statement.

SIGNIFICANT EMPLOYEES, PAGE 32

4.

WE NOTE YOUR RESPONSE TO COMMENT 18. PLEASE DISCLOSE YOUR RESPONSE IN THE PROSPECTUS.

In response to this comment, the Company has added the following sentence to the Significant Employees disclosure:

“The Company did not list the geologist as a significant employee or promoter because he is paid as a consultant to the Company pursuant to an agreement and has no equity interest, directly or indirectly, in the Company. Further, the geologist had no part in the formation and organization of the Company.”

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

Clark Corporate Law Group LLP

/s/ Joe Laxague

Joe Laxague, Esq.

Enclosure (Acknowledgment by the Company)